Mail Stop 6010   August 6, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

        Re: Mach One Corporation
                Registration Statement on Form S-1
                Amendment no. 6 filed July 31, 2008
                File No. 333-146744

Dear Mr. Tobin:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

    1. We note your response to comment 1 and reissue the comment in part. Please
    include page numbers as requested by Item 502(a) of Regulation S-K.

Summary Financial Data

    2. The weighted average shares for the three months ended March 31, 2007 do not agree with your Statements of Operations. Please revise as appropriate.

Business
Patents

    3. We note your response to comment 7 and reissue the comment in part. We cannot locate the reference in the employment agreement that permits the company to use Dr. Nash's patents or the continued use of Dr. Nash's patents if and when he is no longer employed by the company. Please advise or revise.

    4. If the company does not have the specific and continuing right to use Dr. Nash's patents, the risk factor section should be expanded to address the risks presented by these circumstances.

    5. Please refile Dr. Nash's employment agreement, exhibit 10.14, to include exhibits A and B. In this regard, we note exhibit B specifies the writings, inventions, improvements, processes, etc. that are specifically removed from the scope of Dr. Nash's employment agreement.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

    6. Please revise the heading of this statement to clarify that the period ended March 31, 2008 is unaudited and that the years ending December 31, 2007 and 2006 are audited.

    7. Please refer to your response to comment 16 and your revisions. The activity during 2006 for the paid in capital column does not agree to the total paid in capital balance as of December 31, 2006. In addition total stockholders' equity as of December 31, 2005 plus the activity shown during 2006 does not agree to the total stockholders' equity as of December 31, 2006. Please revise these amounts as well as the other years presented as necessary.

    8. Please refer to your response to comment 17. It is not clear why the fair value of the common stock at the commitment date was the amount of the convertible notes. Please explain. We do not agree with your conclusion that it is appropriate to record the beneficial conversion expense upon conversion rather than at the date of issuance. Therefore, please tell us what GAAP literature supports your conclusion or provide us with a quantitative and qualitative analysis of whether a restatement is needed to record the entire beneficial conversion expense at the date of issuance.

Consolidated Statements of Cash Flows

9. Please revise the heading of this statement to also include the years ended December 31, 2007 and 2006 and clarify those periods are audited.

10. Please refer to your response to comment 19. The last sentence of your response states that "Our auditor has been notified of the error and he has made the correction and released a current audit letter dated after the change". Rule 2-01(c)(4)(i) of Regulation S-X states that, "An accountant is not independent if, at any point during the audit and professional engagement period, the accountant provides the following non-audit services to an audit client… Bookkeeping or other services related to the accounting records or financial statements of the audit client." Therefore, please clarify who prepared the financial statements and address whether there are any independence issues.

11. Please revise the subtotal for the cash flow from financing so that the line items add up to the total.

Note 2 – Property and Equipment

12. Your subtotal for property and equipment for March 31, 2007 does not agree with the balance sheet. Please revise this subtotal and check that all subtotals throughout the filing agree and advise us as necessary.

Note 5 – Notes Payable

13. Please refer to your response to comment 21 and your revised disclosures. Please explain why Note #1 was classified as long-term as of March 31, 2008 since it is due December 12, 2008.

Note 6 – Convertible Notes Payable

14. Please refer to your response to comment 22. SFAS 150 does not change the accounting treatment for conversion features that are not derivatives in their entirety. Therefore, please tell us whether the conversion feature, rather than the actual notes payable, meets all of the criteria in paragraph 6 of SFAS 133. Specifically address whether or not the conversion feature meets the net settlement requirement in paragraph 6c. Refer also to paragraph 9c and paragraph 57(c)(3) of SFAS 133. If you continue to believe that the conversion feature meets the criteria for a derivative at the balance sheet dates in the filing, please provide us with the dollar amount of the fair value of the separate conversion feature and your quantitative and qualitative analysis of whether this should be treated as a correction of an error. Refer to Staff Accounting Bulletins 108 and 99.

Exhibit 5.1

15. Please include Mr. Slaw's address in the exhibit. See paragraph 29 of Schedule A to the Securities Act.

16. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please revise or advise.

Exhibit 15.1

17. Please revise the wording of the letter to reference the report dated July 31, 2008 rather than the report dated June 23, 2008.

Exhibit 23.2

18. We note that you still have not included a consent for the audited financial statements. Please confirm that you will file an updated consent for the audited financial statements in the amendment in which you go effective.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Once all outstanding comments have been resolved, we will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven M. Grubner, Esq.
6430 Congress Drive
West Bend, Wisconsin 53095